# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Lanvin Group Holdings Limited, CIK 0001922097
CUSIP: G5380J100
Title of class of securities: Ordinary Shares, par value $0.000001 per share
Address of issuer's principal executive offices: 4F, 168 Jiujiang Road, CARLOWITZ & CO, Huangpu District, Shanghai, China (F4), 200001
Date of event which requires filing of this statement: 06/27/2025
Filed by CIK 0001447884
Persons authorized to receive notices and communications: SZE Mei Ming, Room 808, ICBC Tower,, 3 Garden Road, Central, Hong Kong, Hong Kong (K3), 00000, 852-2509-3228

## Reporting persons
- Fosun International Limited (CIK 0001447884): type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); source of funds: working capital (WC); sole voting power 65,451,209; shared voting power 24,883,006; sole dispositive power 65,451,209; shared dispositive power 24,883,006; aggregate amount beneficially owned 90,334,215 (71.92% of the class)
  Comment: Rows 8 and 10: Includes (i) 18,811,415 ordinary shares, par value $0.000001 per share ("Ordinary Shares") held by Fosun Fashion Holdings (Cayman) Limited and (ii) 6,071,591 Ordinary Shares held by Yujing Fashion (BVI) Limited. Fosun Fashion Holdings (Cayman) Limited is wholly owned by Fosun International Limited (HKSE Stock Code: 00656). Yujing Fashion (BVI) Limited is wholly owned by Yu Jing Industrial Limited, which is in turn wholly owned by Shanghai Yuyuan Tourist Mart (Group) Co., Ltd (SSE Stock Code: 600655). Shanghai Yuyuan Tourist Mart (Group) Co., Ltd (SSE Stock Code: 600655) is majority owned by Fosun International Limited (HKSE Stock Code: 00656) indirectly through a number of intermediate subsidiaries.
  Row 11: Includes (i) 65,451,209 Ordinary Shares held by Fosun International Limited, (ii) 18,811,415 Ordinary Shares held by Fosun Fashion Holdings (Cayman) Limited and (iii) 6,071,591 Ordinary Shares held by Yujing Fashion (BVI) Limited.
  Row 13: Based on 125,595,914 Ordinary Shares of the Issuer outstanding as of June 27, 2025, as determined based on the records of the Issuer.
- Fosun Fashion Holdings (Cayman) Limited: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 18,811,415; sole dispositive power 0; shared dispositive power 18,811,415; aggregate amount beneficially owned 18,811,415 (14.98% of the class)
  Comment: Row 13: Based on 125,595,914 Ordinary Shares of the Issuer outstanding as of June 27, 2025, as determined based on the records of the Issuer.
- Yujing Fashion (BVI) Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 0; shared voting power 6,071,591; sole dispositive power 0; shared dispositive power 6,071,591; aggregate amount beneficially owned 6,071,591 (4.83% of the class)
  Comment: Rows 8, 10 and 11: Represents 6,071,591 Ordinary Shares held by Yujing Fashion (BVI) Limited. Yujing Fashion (BVI) Limited is wholly owned by Yu Jing Industrial Limited, which is in turn wholly owned by Shanghai Yuyuan Tourist Mart (Group) Co., Ltd (SSE Stock Code: 600655). Shanghai Yuyuan Tourist Mart (Group) Co., Ltd (SSE Stock Code: 600655) is majority owned by Fosun International Limited (HKSE Stock Code: 00656) indirectly through a number of intermediate subsidiaries.
  Row 13: Based on 125,595,914 Ordinary Shares of the Issuer outstanding as of June 27, 2025, as determined based on the records of the Issuer.
- Shanghai Yuyuan Tourist Mart (Group) Co., Ltd: type of reporting person: corporation (CO); citizenship or place of organization: China (F4); source of funds: other (OO); sole voting power 0; shared voting power 6,071,591; sole dispositive power 0; shared dispositive power 6,071,591; aggregate amount beneficially owned 6,071,591 (4.83% of the class)
  Comment: Rows 8, 10 and 11: Represents 6,071,591 Ordinary Shares held by Yujing Fashion (BVI) Limited. Yujing Fashion (BVI) Limited is wholly owned by Yu Jing Industrial Limited, which is in turn wholly owned by Shanghai Yuyuan Tourist Mart (Group) Co., Ltd (SSE Stock Code: 600655). Shanghai Yuyuan Tourist Mart (Group) Co., Ltd (SSE Stock Code: 600655) is majority owned by Fosun International Limited (HKSE Stock Code: 00656) indirectly through a number of intermediate subsidiaries.
  Row 13: Based on 125,595,914 Ordinary Shares of the Issuer outstanding as of June 27, 2025, as determined based on the records of the Issuer.
- Yu Jing Industrial Limited: type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); source of funds: other (OO); sole voting power 0; shared voting power 6,071,591; sole dispositive power 0; shared dispositive power 6,071,591; aggregate amount beneficially owned 6,071,591 (4.83% of the class)
  Comment: Rows 8, 10 and 11: Represents 6,071,591 Ordinary Shares held by Yujing Fashion (BVI) Limited. Yujing Fashion (BVI) Limited is wholly owned by Yu Jing Industrial Limited, which is in turn wholly owned by Shanghai Yuyuan Tourist Mart (Group) Co., Ltd (SSE Stock Code: 600655). Shanghai Yuyuan Tourist Mart (Group) Co., Ltd (SSE Stock Code: 600655) is majority owned by Fosun International Limited (HKSE Stock Code: 00656) indirectly through a number of intermediate subsidiaries.
  Row 13: Based on 125,595,914 Ordinary Shares of the Issuer outstanding as of June 27, 2025, as determined based on the records of the Issuer.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value $0.000001 per share
Name of issuer: Lanvin Group Holdings Limited
Address of issuer's principal executive offices: 4F, 168 Jiujiang Road, CARLOWITZ & CO, Huangpu District, Shanghai, China (F4), 200001
Comment: This Amendment No. 6 (this "Amendment"), jointly filed on behalf of Fosun International Limited ("Fosun International"), Fosun Fashion Holdings (Cayman) Limited ("FFH"), Yujing Fashion (BVI) Limited ("Yujing Fashion"), Yu Jing Industrial Limited ("Yu Jing") and Shanghai Yuyuan Tourist Mart (Group) Co., Ltd ("Yuyuan" and, together with Fosun International, FFH, Yujing Fashion and Yu Jing, the "Reporting Persons" and each a "Reporting Person"), relates to the ordinary shares, par value $0.000001 per share (the "Ordinary Shares") of Lanvin Group Holdings Limited (the "Issuer"), and amends and supplements the Schedule 13D filed by the Reporting Persons on December 23, 2022 with the SEC, as amended by Amendment No. 1 filed by the Reporting Persons on December 18, 2023, Amendment No. 2 filed by the Reporting Persons on February 7, 2024, Amendment No. 3 filed by the Reporting Persons on April 9, 2024, as amended by Amendment No. 4 filed by the Reporting Persons on June 17, 2024 and as further amended by Amendment No. 5 filed by the Reporting Persons on August 6, 2024 (the "Schedule 13D"). Capitalized terms used but not defined in this Amendment shall have the meanings assigned to such terms in the Schedule 13D. Unless specifically amended hereby, the disclosure set forth in the Schedule 13D remains unchanged.

## Item 2. Identity and Background
Name of person filing:
The name, residence or business address, present principal occupation and country of citizenship of each director and executive officer of Fosun International and Yuyuan included in Section (a) of Item 2 of the Schedule 13D are hereby amended and restated in their entirety as set forth below:

Fosun International

Name Residence or Business Address Present Principal Occupation
and Employment Citizenship
GUO Guangchang Room 808, ICBC Tower, 3 Garden Road, Central, Hong Kong Executive Director and Chairman of Fosun International Hong Kong, China
WANG Qunbin Room 808, ICBC Tower, 3 Garden Road, Central, Hong Kong Executive Director and Co-Chairman of Fosun International Hong Kong, China
CHEN Qiyu Room 808, ICBC Tower, 3 Garden Road, Central, Hong Kong Executive Director and Co-Chief Executive Officer of Fosun International China
XU Xiaoliang Room 808, ICBC Tower, 3 Garden Road, Central, Hong Kong Executive Director and Co-Chief Executive Officer of Fosun International China
GONG Ping Room 808, ICBC Tower, 3 Garden Road, Central, Hong Kong Executive Director, Executive President and Chief Financial Officer of Fosun International China
HUANG Zhen Room 808, ICBC Tower, 3 Garden Road, Central, Hong Kong Executive Director and Executive President of Fosun International China
PAN Donghui Room 808, ICBC Tower, 3 Garden Road, Central, Hong Kong Executive Director, Executive President and Chief Human Resources Officer of Fosun International Hong Kong, China
LUO Yuanli Room 808, ICBC Tower, 3 Garden Road, Central, Hong Kong Non-executive Director of Fosun International China
LI Shupei Room 808, ICBC Tower, 3 Garden Road, Central, Hong Kong Non-executive Director of Fosun International China
LI Fuhua Room 808, ICBC Tower, 3 Garden Road, Central, Hong Kong Non-executive Director of Fosun International China
ZHANG Shengman Room 808, ICBC Tower, 3 Garden Road, Central, Hong Kong Independent Non-executive Director of Fosun International Hong Kong, China
ZHANG Huaqiao Room 808, ICBC Tower, 3 Garden Road, Central, Hong Kong Independent Non-executive Director of Fosun International Hong Kong, China
David T. ZHANG Room 808, ICBC Tower, 3 Garden Road, Central, Hong Kong Independent Non-executive Director of Fosun International Hong Kong, China
LEE Kai-Fu Room 808, ICBC Tower, 3 Garden Road, Central, Hong Kong Independent Non-executive Director of Fosun International Republic of China
TSANG King Suen Katherine Room 808, ICBC Tower, 3 Garden Road, Central, Hong Kong Independent Non-executive Director of Fosun International Hong Kong, China

Yuyuan

Name Residence or Business Address Present Principal Occupation
and Employment Citizenship
HUANG Zhen Fuxing Rd East 2, Shanghai, 200010, China Chairman of Yuyuan China
WANG Jiping F11, Tower S2, No.600 Zhongshan No.2 Road(E), Shanghai, China Co-Chairman of Yuyuan China
SHI Kun Fuxing Rd East 2, Shanghai, 200010, China Co-Chairman of Yuyuan China
ZHU Lixin Fuxing Rd East 2, Shanghai,200010, China Vice Chairman of Yuyuan China
NI Qiang Fuxing Rd East 2, Shanghai,200010, China Vice Chairman of Yuyuan China
XU Xiaoliang Tower S2, No.600 Zhongshan No.2 Road(E), Shanghai, China Director of Yuyuan China
HAO Yuming Tower S2, No.600 Zhongshan No.2 Road(E), Shanghai,China Director of Yuyuan China
LI Zhiqiang Fuxing Rd East 2, Shanghai, 200010, China Director of Yuyuan China
YE Lelei Fuxing Rd East 2, Shanghai, 200010, China Independent Director of Yuyuan China
NI Jing Fuxing Rd East 2, Shanghai, 200010, China Independent Director of Yuyuan China
SUN Yan Fuxing Rd East 2, Shanghai, 200010, China Independent Director of Yuyuan China
SONG Hang Fuxing Rd East 2, Shanghai, 200010, China Independent Director of Yuyuan China
ZHOU Wenyi Fuxing Rd East 2, Shanghai, 200010, China Chairman of the Supervisory Committee of Yuyuan China
XU Jun Fuxing Rd East 2, Shanghai, 200010, China Supervisor of Yuyuan China
YU Lin Fuxing Rd East 2, Shanghai, 200010, China Employee Supervisor of Yuyuan China
QIAN Shunjiang Fuxing Rd East 2, Shanghai, 200010, China President of Yuyuan China
ZHANG Jian Fuxing Rd East 2, Shanghai, 200010, China President of Yuyuan China
ZOU Chao Fuxing Rd East 2, Shanghai, 200010, China Executive President and Chief Financial Officer of Yuyuan China
ZHOU Bo Fuxing Rd East 2, Shanghai, 200010, China Executive President of Yuyuan China
CHEN Yihang Fuxing Rd East 2, Shanghai, 200010, China Executive President of Yuyuan China
MAO Xianghua Fuxing Rd East 2, Shanghai, 200010, China Executive President of Yuyuan China
WANG Jin Fuxing Rd East 2, Shanghai, 200010, China Vice President and Board Secretary of Yuyuan China
HU Junjie Fuxing Rd East 2, Shanghai, 200010, China Vice President of Yuyuan China
WU Yifei Fuxing Rd East 2, Shanghai, 200010, China Vice President of Yuyuan China
MENG Lingyuan Fuxing Rd East 2, Shanghai, 200010, China Vice President of Yuyuan China
ZUO Mozhi Fuxing Rd East 2, Shanghai, 200010, China Vice President of Yuyuan China
CHEN Xiaoyan Fuxing Rd East 2, Shanghai,200010, China Vice President of Yuyuan China
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons, and, to the Reporting Persons' knowledge, none of the Covered Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons, and, to the Reporting Persons' knowledge, none of the Covered Persons, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

## Item 4. Purpose of Transaction
Purpose of transaction: Item 4 of the Schedule 13D is hereby amended and supplemented by incorporating by reference therein the information set forth in Item 6 of this Amendment.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
This Amendment is being filed to update the percentages of the Ordinary Shares beneficially owned by the Reporting Persons due to reverse dilution caused by the Issuer's repurchase of 13,804,733 Ordinary Shares from Meritz Securities Co., Ltd. ("Meritz"), an institutional investor, pursuant to a share buyback agreement, dated as of June 27, 2025, by and between the Issuer and Meritz (the "2025 Meritz SBA"), and not in connection with a disposition of any Ordinary Shares by the Reporting Persons.

Section (a) and Section (b) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a)-(b) The information contained on the cover pages to this Schedule 13D is incorporated herein by reference. Fosun International directly beneficially owns 65,451,209, or 52.11%, of the Ordinary Shares. FFH directly beneficially owns 18,811,415, or 14.98%, of the Ordinary Shares. Yujing Fashion directly beneficially owns 6,071,591, or 4.83%, of the Ordinary Shares. Yu Jing as the sole shareholder of Yujing Fashion, and Yuyuan as the sole shareholder of Yu Jing, may be deemed to have shared voting and dispositive power, and therefore, beneficial ownership, over the 6,071,591 Ordinary Shares owned directly by Yujing Fashion. Fosun International as the sole shareholder of FFH and the indirect majority shareholder of Yujing Fashion may be deemed to have shared voting and dispositive power, and therefore, beneficial ownership, over the 18,811,415 and 6,071,591 Ordinary Shares owned directly by FFH and Yujing Fashion, respectively.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owners of the Ordinary Shares.
Transactions in the class effected during the past sixty days: None of the Reporting Persons has effected and, to the best knowledge of the Reporting Persons, none of the Covered Persons has effected any transactions in the Ordinary Shares since the most recent filing of the Schedule 13D on August 6, 2024.
Other persons with the right to receive dividends or sale proceeds: Except as disclosed herein, no other person is known to have the right to receive, or the power to direct the receipt of dividends from, the proceeds from the sale of the Ordinary Shares to which this Schedule 13D relates.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented by inserting the following:

In connection with the consummation of the transactions contemplated under the 2025 Meritz SBA, Meritz sold and surrendered, and the Issuer repurchased from Meritz 13,804,733 Ordinary Shares for a price equal to EUR48.1 million (the "Repurchase Price") and (ii) the Issuer issued to Meritz a fixed rate 11.40% secured loan note (the "Loan Note") for a principal amount equal to the Repurchase Price.

The foregoing descriptions of the 2025 Meritz SBA and Loan Note do not purport to be complete and are qualified in their entirety by reference to the, copies of which are filed as Exhibit 99.1and Exhibit 99.2 to the Issuer's current report on Form 6-K furnished to the SEC on July 1, 2025, respectively, which are incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.15 Share Buyback Agreement, dated as of June 27, 2025, between Meritz Securities Co., Ltd. and Lanvin Group Holdings Limited

https://www.sec.gov/Archives/edgar/data/1922097/000110465925064703/tm2519435d1_ex99-1.htm

99.16 Form of Certificate of Loan Note issued in Registered Form issued by Lanvin Group Holdings Limited on June 27, 2025.

https://www.sec.gov/Archives/edgar/data/1922097/000110465925064703/tm2519435d1_ex99-2.htm

## Signatures
- Fosun International Limited: /s/ SZE Mei Ming, SZE Mei Ming/Company Secretary (07/01/2025)
- Fosun Fashion Holdings (Cayman) Limited: /s/ ZOU Chao, ZOU Chao/Director (07/01/2025)
- Yujing Fashion (BVI) Limited: /s/ ZOU Chao, ZOU Chao/Director (07/01/2025)
- Shanghai Yuyuan Tourist Mart (Group) Co., Ltd: /s/ HUANG Zhen, HUANG Zhen/Chairman (07/01/2025)
- Yu Jing Industrial Limited: /s/ ZOU Chao, ZOU Chao/Director (07/01/2025)